Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

				Nine months ended
	Year ended December 31,			September 30,
	2011	2012	2013	2014
	(in thousands)
Net loss	$(11,203)	$(8,594)	$(60,259)	$(15,073)
Fixed Charges:
Interest expensed	$1,850	$2,461	$1,213	$7
Estimated interest within rental expense	$207	$164	$164	$131

Total fixed charges	$2,057	$2,625	$1,377	$138
Net loss plus fixed charges	$(9,146)	$(5,969)	$(58,882)	$(14,935)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Deficiency to fixed charges	$(9,146)	$(5,969)	$(58,882)	$(14,935)

(1)

We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.